

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
8 HaTokhen Street
Caesarea Industrial Park
3088900, Israel

      Re: DarioHealth Corp.
          Registration Statement on Form S-3
          Filed January 15, 2019
          File No. 333-229259

Dear Mr. Raphael:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Caleb French at 202-551-6947 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Robert V. Condon III, Esq.